02013010

333 -14242

AMENDED PROSPECTUS SUPPLEMENT
(To prospectus supplement dated January 24, 2002)

U.S.$500,000,000
Suncor Energy Inc.
7.15% Notes due 2032

The number "6.0" appearing in the table on page S-9 of Suncor Energy Inc.'s prospectus supplement, dated January 24, 2002, in the column entitled "Pro Forma December 31, 2001," for "Interest coverage ratios on long-term debt: Cash flow" is corrected to read "4.0".

The date of this amended prospectus supplement is January 29, 2002.

PROSPECTUS SUPPLEMENT
(To prospectus dated January 10, 2002)



U.S.$500,000,000
Suncor Energy Inc.
7.15% Notes due 2032

The notes bear interest at the rate of 7.15% per year. We will pay interest on the notes on February 1 and August 1 of each year, beginning August 1, 2002. The notes will mature on February 1, 2032. We may redeem some or all of the notes at any time at 100% of their principal amount, plus a make-whole premium. We may also redeem all of the notes if certain changes affecting withholding taxes occur. The notes do not have the benefit of any sinking fund.

The notes will be our unsecured obligations and rank equally with our unsecured senior indebtedness. The notes will be issued only in registered form in denominations of U.S.$1,000.

Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 28 of the accompanying prospectus.

	Per Note	Total
Public offering price[1]	99.595%	U.S.$497,975,000
Underwriting commission[1]	.875%	U.S.$ 4,375,000
Proceeds, before expenses, to Suncor	98.720%	U.S.$493,600,000

(1) Plus accrued interest from January 29, 2002 if settlement occurs after that date.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to those of United States companies.

Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and many of our assets are located in Canada.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form through The Depository Trust Company on or about January 29, 2002.

Joint Book-Running Managers

Merrill Lynch & Co.   Morgan Stanley

Joint Lead Manager

UBS Warburg

CIBC World Markets   **RBC Capital Markets**   **Scotia Capital**
Goldman, Sachs & Co.   **JPMorgan**   **TD Securities**

The date of this prospectus supplement is January 24, 2002.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus dated January 10, 2002, which gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as information in any document incorporated by reference that we previously filed with the Securities and Exchange Commission and with the Alberta Securities Commission, is accurate only as of its respective date.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

In this prospectus supplement, all capitalized terms used and not otherwise defined have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the "U.S. GAAP Reconciliation Note" beginning on page F-1 of the prospectus and Exhibit 1 to our Annual Report on Form 40-F for the year ended December 31, 2000, incorporated by reference into the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in the

prospectus. In addition, our press release dated January 17, 2002 relating to our 2001 financial and operating results, a portion of which is discussed below in "Recent Developments — 2001 Financial and Operating Results", filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC on Form 6-K on January 17, 2002 and January 18, 2002, respectively, is specifically incorporated by reference in and forms an integral part of the prospectus.

Any statement contained in this prospectus supplement, the prospectus or any document incorporated or deemed to be incorporated by reference into this prospectus supplement and the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement and the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to "dollars", "$" or "Cdn.$" are to Canadian dollars and references to "U.S.$" are to United States dollars.

The following table sets forth certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On January 24, 2002, the inverse of the noon buying rate was U.S.$0.6242 equals $1.00.

	Year Ended December 31,		
	1999	2000	2001
High	U.S.$0.6925	U.S.$0.6969	U.S.$0.6697
Low	U.S.$0.6535	U.S.$0.6410	U.S.$0.6241
Average[1]	U.S.$0.6744	U.S.$0.6725	U.S.$0.6444
Period End	U.S.$0.6925	U.S.$0.6669	U.S.$0.6279

(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of our forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and

specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

- changes in the general economic, market and business conditions;

- fluctuations in supply and demand for our products;

- fluctuations in commodity prices;

- fluctuations in currency exchange rates;

- our ability to respond to changing markets;

- our ability to receive timely regulatory approvals;

- the successful and timely implementation of our growth projects such as Project Millennium, the Firebag oil sands in-situ project and the Voyageur oil sands project, including the availability of qualified labor and supplies;

- the integrity and reliability of our capital assets;

- the cumulative impact of other resource development projects;

- our ability to comply with current and future environmental laws;

- the accuracy of our reserve estimates, production estimates and production levels and our success at exploration and development drilling and related activities;

- the maintenance of satisfactory relationships with unions, employee associations and joint venturers;

- competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy;

- the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- actions by governmental authorities, including tax increases and changes in environmental and other regulations;

- the ability and willingness of parties with whom we have material relationships to perform their obligations to us;

- the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us; and

- other factors, many of which are beyond our control.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in the prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

SUNCOR ENERGY INC.

We are a Canada-based integrated energy company. We explore for, acquire, produce, and market crude oil and natural gas, refine crude oil, and market petroleum and petrochemical products. We have three principal operating business units. Oil Sands, based near Fort McMurray, Alberta, produces sweet and sour crude oil, diesel fuel and various custom blends and markets these products in Canada and the United States. Natural Gas, based in Calgary, Alberta, explores for, acquires, develops, produces and markets natural gas throughout North America. Sunoco Inc. ("Sunoco"), a wholly-owned subsidiary of ours, headquartered in Toronto, Ontario, refines crude oil and markets a broad range of petroleum products and petrochemicals directly and indirectly through subsidiaries and joint ventures mostly in Ontario, and markets petrochemical products in the United States and Europe.

Oil Sands

In 1967 we began operations near Fort McMurray, Alberta, as Great Canadian Oil Sands Ltd., the first company to mine and upgrade oil sands on a commercial basis. Today, our Oil Sands business uses proven technology and processes to produce crude oil from the Athabasca oil sands.

We intend to continue the expansion of our Oil Sands business. We completed our Project Millennium oil sands expansion at the end of 2001, increasing our facility's capacity to 225,000 barrels per day.

We announced in November 2001 plans for our Voyageur Oil Sands Project, which, we believe, has the potential to increase the production capacity from the Oil Sands facility to the range of 500,000 to 550,000 barrels of oil per day in 2010 to 2012. Voyageur involves the expansion of our mining and in-situ developments as well our extraction and upgrading facilities and will be completed in phases. Preliminary cost estimates for Voyageur will be released late in 2002. Development of the project will occur in phases, with engineering, construction and production plans for each phase to be aligned with our long-term marketing strategy. We plan to apply for regulatory approval for Voyageur in late 2002. In addition, implementation of Voyageur will require favorable fiscal and market conditions and approval from our board of directors.

As part of the overall Voyageur project, late in 2001 we received regulatory approval to proceed with our Firebag Oil Sands In-Situ Project near Fort McMurray, which is planned to produce 140,000 barrels per day of bitumen, a type of heavy oil, by the end of 2010. In-situ production techniques include the injection of steam underground to increase the flow of bitumen from reserves which are buried too deep for strip mining and are too thick to flow to the surface through conventional production methods. The first phase of the four stage Firebag project received approval from our board of directors and began in the fourth quarter of 2001. The total cost of the first phase of Firebag is expected to be $1 billion, which includes the expansion of our upgrader, and when construction is completed in 2005, production capacity of our Oil Sands operation is expected to average 260,000 barrels per day.

Natural Gas

Natural Gas conducts its activities primarily in the Western Canadian Sedimentary Basin and plans to spend $140 million to support our goal of profitably growing natural gas production to an average 180 to 190 million cubic feet per day in 2002, up from an average of 175 to 180 million cubic feet per day in 2001. Natural Gas' exploration program is focused on multiple geological zones in three core asset areas: Northern (northeast British Columbia and northwest Alberta), Foothills (western Alberta and portions of northeast British Columbia) and Central Alberta. Natural Gas drills primarily medium to high-risk wells, focusing on prospects that can be connected to existing infrastructure. Our Natural Gas business provides a natural hedge by remaining a net producer against growing internal natural gas demands, primarily from Oil Sands. Natural Gas continues to investigate coal bed methane as a new source of energy, and is currently examining its viability in the United States and Canada. Renewable sources of energy, primarily wind power, are also being investigated by this business unit.

Sunoco

Sunoco conducts refining and retail marketing of petroleum products and petrochemicals. Sunoco's refinery has the capacity to refine 70,000 barrels of petroleum feedstocks from Oil Sands and other sources into gasoline, distillates and petro-chemicals. The majority of production from the refinery is marketed through controlled distribution channels in four distinct markets:

- 301 Sunoco retail service stations in Ontario, located primarily along the main transportation corridors between Windsor and Ottawa;

- a 50% joint venture partnership with Pioneer Petroleums, an independent retailer that operates 154 service stations;

- UPI Inc., a 50% joint venture company with GROWMARK Inc. (a large U.S. Midwest agricultural supply and grain marketing co-operative), which operates 54 retail sites in rural Ontario and sells conventional and ethanol-blended gasolines, diesel and heating oil to commercial and farm customers; and

- a network of 18 Sunoco Fleet Fuel Cardlock sites in southern Ontario.

The remainder of Sunoco's volumes are sold to wholesale and industrial accounts in Ontario and Quebec.

We intend to continue to pursue growth opportunities in Sunoco's Ontario-based core business by creating new products, distribution channels and integrated marketing strategies. We also plan to pursue further integration of our upstream and downstream businesses to maximize value from increasing production from Oil Sands. In addition, we are currently exploring alternatives with respect to Sunoco's residential and commercial natural gas business, including a possible disposition, joint venture or other transaction involving such business.

In addition to Sunoco, we have a second principal subsidiary, Suncor Energy Marketing Inc. Suncor Energy Marketing Inc. is wholly-owned by Sunoco and manages our, and certain third party, Alberta-based pipeline operations, and markets, mainly to customers in Canada and the United States, certain crude oil and diesel fuel products and byproducts such as petroleum coke, sulphur and gypsum produced by our Oil Sands and Natural Gas business units as well as other third party products. Suncor Energy Marketing Inc. also has a petrochemicals marketing division that principally manages its participation in a petrochemical products joint venture partnership. Since November 1, 1998, Suncor Energy Marketing Inc. has marketed the crude oil, diesel products and other byproducts produced by our Oil Sands and Natural Gas business units. Since January 1, 2000, it has also managed our, and certain third party, Alberta-based pipeline operations.

Our registered and principal office is located at 112 – 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5.

RECENT DEVELOPMENTS

2001 Financial and Operating Results

In 2001, we recorded unaudited consolidated net earnings of $388 million, up from $377 million in 2000. Our cash flow from operations for 2001 was $831 million, compared with $958 million in 2000. Our daily average production rate was 156,600 barrels of oil equivalent (converted at a 6:1 ratio), compared with 154,400 barrels of oil equivalent in 2000.

Our increase in production, combined with higher natural gas commodity prices and retail margins earlier in 2001, contributed to the year-over-year increase in earnings. Our cash flow declined from 2000 primarily as a result of the cost of Project Millennium start-up. Project Millennium was a four-year expansion of our oil sands operation with a $3.4 billion capital cost. We expect production at our oil sands plant to average about 210,000 barrels per day in 2002 as the new Project Millennium facilities are fully integrated with base operations and our cash operating costs to be in the $10.00 to $10.50 per barrel range in 2002.

We have hedged 40% of our 2002 production to mitigate the impact of an uncertain crude oil market.

Oil Sands. Our Oil Sands production in 2001 averaged 123,200 barrels per day, up approximately 8% from 2000. Cash operating costs at Oil Sands increased during the year to $17.00 per barrel from $13.55, reflecting Project Millennium start-up costs.

Natural Gas. Our Natural Gas production averaged 33,400 barrels of oil equivalent per day in 2001, down from 40,500 barrels of oil equivalent per day in 2000. Although production decreased, reflecting asset divestments in 2000, Natural Gas benefited from increased average natural gas prices in 2001 that contributed to improved earnings.

Sunoco. Sunoco, our refining and marketing arm, recorded net earnings of $80 million in 2001, a slight decrease from $81 million in 2000. Lower refining margins in 2001 were only partially offset by higher margins from industrial/commercial sales channels, stronger retail natural gas margins, and continued growth in sales volume.

USE OF PROCEEDS

The net proceeds to us from this offering will be approximately U.S.$493 million (Cdn.$790 million), after deducting underwriting commission and estimated expenses payable by us of approximately U.S.$5 million (Cdn.$8 million). We intend to use the net proceeds received by us to repay borrowings under our credit facilities and commercial paper. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

PRO FORMA INTEREST COVERAGE

The following pro forma interest coverage ratios, which have been prepared in accordance with Canadian securities requirements, are included in this prospectus supplement in accordance with Canadian disclosure requirements.

The following pro forma consolidated financial ratios are calculated for the twelve month periods ended December 31, 2000, September 30, 2001 and December 31, 2001 based on audited, in the case of December 31, 2000, and unaudited, in the case of September 30, 2001 and December 31, 2001, financial information and give effect to all of our long-term debt then outstanding. The pro forma financial ratios give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds to repay indebtedness as described under "Use of Proceeds". The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

	Pro Forma December 31, 2000	Pro Forma September 30, 2001	Pro Forma December 31, 2001
Interest coverage ratios on long-term debt:			
Earnings	5.1 times	4.2 times	3.2 times
Cash flow	8.2 times	6.0 times	5.1 times

Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the pro forma interest coverage ratios set forth in this prospectus supplement, long-term debt includes the current portion of long-term debt and amounts with respect to notes that will be issued under this prospectus supplement. Additionally, the pro forma interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of 9.05% preferred securities and 9.125% preferred securities (collectively, the "Preferred Securities"). Under U.S. GAAP, the Preferred Securities would be classified as long-term debt,

and the annual carrying charges would be included in interest expense. If these annual carrying charges had been included in the calculations, our pro forma interest coverage ratios would have been as follows:

	Pro Forma December 31, 2000	Pro Forma September 30, 2001	Pro Forma December 31, 2001
Interest coverage ratios on long-term debt:			
Earnings	3.7 times	3.2 times	2.5 times
Cash flow	6.0 times	4.6 times	6.0 times

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated capitalization as at December 31, 2001, as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds". You should read the selected unaudited financial information included elsewhere in this prospectus supplement.

	December 31, 2001	
	Actual	As Adjusted
	(unaudited) (in millions)	
Short-term debt[1]	$ 31	$ 31
Long-term debt		
Bank credit facilities		
Unsecured Cdn.$ facilities	943	469
Unsecured U.S.$ facilities (U.S.$112)	169	169
Commercial paper[2]	861	545
Debentures and notes		
7.40% unsecured debentures, Series C, due 2004	125	125
6.80% unsecured medium term notes, due 2007	250	250
6.10% unsecured medium term notes, due 2007	150	150
6.70% unsecured medium term notes, due 2011	500	500
Capital leases	109	109
Sunoco joint venture borrowings[3]	6	6
Notes offered hereby (U.S.$500)	—	801
Total long-term debt	3,113	3,124
Shareholders' equity		
9.05% Cdn.$ Preferred Securities[4]	271	271
9.125% U.S.$ Preferred Securities (U.S.$163)[4]	243	243
Share capital	555	555
Retained earnings	1,708	1,708
Total shareholders' equity	2,777	2,777
Total capitalization	$5,921	$5,932

(1) Comprised of the current portion of long-term debt and advances under our bank credit facilities.

(2) Our commercial paper program is supported by our long-term bank credit facilities and, accordingly, our commercial paper is classified as long-term debt.

(3) This is debt of subsidiaries related to joint venture operations.

(4) Under U.S. GAAP, our 9.05% Cdn.$ Preferred Securities and our 9.125% U.S.$ Preferred Securities would be classified as long-term debt rather than shareholders' equity.

SELECTED FINANCIAL AND OPERATING INFORMATION

Selected Consolidated Financial Information

We have derived the following selected consolidated financial information as at and for the years ended December 31, 1999 and 2000 from our audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP. We have derived the following selected consolidated financial information for the twelve months ended December 31, 2001 from our unaudited consolidated financial information. In the opinion of management, the unaudited consolidated financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods. Our historical results are not necessarily indicative of the results that may be expected for any future period. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the "U.S. GAAP Reconciliation Note" beginning on page F-1 of the prospectus and Exhibit 1 to our Annual Report on Form 40-F for the year ended December 31, 2000, incorporated by reference into the prospectus. You should also read the selected consolidated financial information in conjunction with our audited financial statements and the related notes, our unaudited consolidated financial information included elsewhere in this prospectus supplement and other information included in the documents incorporated by reference in this prospectus supplement and the prospectus.

	Year ended December 31,		
	1999	2000	2001
	(in millions, except ratios)		
Income statement items:			
Revenue..	$2,387	$3,388	$3,995
Net earnings	186	377	388
Cash flow statement items:			
Cash flow from operations............................	$ 591	$ 958	$ 831
Capital expenditures.................................	1,350	1,998	1,678
Balance sheet items (at period end):			
Total assets	$5,176	$6,833	$8,094
Long-term and short-term debt	1,339	2,257	3,144
Shareholders' equity.................................	2,108	2,472	2,777
Other financial data and ratios:			
EBITDA[1]	$ 661	$1,103	$1,093
Interest expense[2]	$ 71	$ 112	$ 143
Debt to cash flow from operations[3] (times)	2.3x	2.4x	3.8x
Debt to EBITDA[1][3] (times)	2.0x	2.0x	2.9x
EBITDA to interest expense[1][2] (times)	9.3x	9.8x	7.6x
Debt to total capitalization[3][4]	39%	48%	53%

(1) EBITDA represents earnings before interest expense, income taxes, depletion, depreciation and amortization expense, exploration expense and start-up expenses and other non-recurring items. EBITDA is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net earnings, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(2) Interest expense includes both expensed and capitalized interest payments.

(3) Debt is the total of long-term and short-term debt.

(4) Under U.S. GAAP our Preferred Securities would be included as debt. Including the Preferred Securities as debt would result in debt to total capitalization of 54%, 59% and 62% in 1999, 2000 and 2001, respectively.

Selected Operating Information

The following table sets forth certain historical operating information for us and our subsidiaries for the periods indicated.

	Year Ended December 31,		
	1999	2000	2001
Oil Sands[(1)(2)]			
Daily production (bbl)	105,600	113,900	123,200
Average sales price ($ per bbl)			
Before hedging	$ 25.89	$ 41.29	$ 34.21
After hedging..	$ 23.84	$ 31.67	$ 29.17
Total operating costs ($ per bbl)			
Cash operating costs..................................	$ 11.70	$ 12.55	$ 11.90
Start-up expenses — Project Millennium	—	$ 1.00	$ 5.10
Non-cash costs	$ 3.35	$ 3.70	$ 2.60
	$ 15.05	$ 17.25	$ 19.60
Reserves (mmbbl)[(3)]			
Proved	476	422	376
Probable	2,028	2,034	4,058
Total..	2,504	2,456	4,434
Natural Gas[(1)(2)]			
Daily Production			
Natural gas (mmcf)	226	200	177
Natural gas liquids (bbl)	4,200	3,000	2,400
Crude oil (bbl)	9,200	4,200	1,500
Average sales price			
Natural gas ($ per mmcf)			
Before hedging	$ 2.48	$ 4.73	$ 6.12
After hedging..	$ 2.44	$ 4.72	$ 6.09
Natural gas liquids ($ per bbl)	$ 19.32	$ 36.66	$ 34.38
Crude oil ($ per bbl)			
Before hedging	$ 24.01	$ 39.80	$ 38.14
After hedging..	$ 20.94	$ 29.50	$ 33.92
Proved Reserves[(4)]			
Natural gas (bcf)	1,013	797	
Crude oil and natural gas liquids (mmbbl)	51	16	
Total (mmboe)	220	149	
Sunoco			
Refined product sales (cubic metres per day).................	13,800	14,600	14,800
Utilization of refinery capacity	95%	98%	92%
Refining margins (cents per litre)	4.0	5.9	5.7
Retail margins (cents per litre)	7.4	6.6	6.6

(1) In this table, "bbl" and "mmbbl" mean barrels and million barrels, respectively, "mmcf" and "bcf" mean million cubic feet and billion cubic feet, respectively, and "mmboe" means million barrels of oil equivalent, with natural gas converted to oil on the basis of six thousand cubic feet of natural gas equals one barrel of oil.

(2) All figures are gross before royalties.

(3) The proved and probable oil sands reserves are estimates based upon a detailed geological assessment including drilling density and laboratory tests and also consider current production capacity and upgrading yields, current mine plans and other development plans, operating life and regulatory constraints. In addition, we have estimated additional probable oil sands resources that cannot be classified as probable reserves without additional geological data (drilling more core holes), demonstration of intent and capacity to undertake additional development and regulatory approval.

(4) The reserve report in respect of Natural Gas proved reserves as of December 31, 2001 has not yet been prepared.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our", or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries or joint venture investments.

General

The notes initially will be issued in an aggregate principal amount of U.S.$500,000,000. The notes will mature on February 1, 2032. The notes will bear interest at the rate of 7.15% per annum. Interest will be payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2002, to the persons in whose names the notes are registered at the close of business on the preceding January 15 or July 15, respectively.

The notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. We conduct a substantial portion of our operations through subsidiaries. The notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. At December 31, 2001, our subsidiaries had approximately $230 million of indebtedness and other liabilities.

Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars at the office or agency of the Trustee, at 101 Barclay Street, Floor 21 West, New York, New York, 10286, or at our option we can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of U.S.$1.0 million or more in aggregate principal amount of the notes.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities — Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities — Tax Redemption" in the prospectus) will apply to the notes.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes, in all respects (except for the payment of interest accruing prior to the issue date of the new notes, and except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes, and have the same terms as to status, redemption and otherwise as the notes.

The notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

- 100% of the principal amount of the notes to be redeemed, and

- as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 35 basis points,

plus accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

"Reference Treasury Dealer" means (A) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Warburg (LLC), Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or their affiliates which are primary U.S. Government securities dealers and their respective successors; *provided, however,* that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer selected by the Trustee after consultation with us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-Entry System

The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities — Global Securities" in the prospectus will be applicable to the notes.

The following is based on information furnished by the Depositary:

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts,

thereby eliminating the need for physical movement of notes certificates. Direct participants (hereinafter referred to as "direct participants") include:

- securities brokers and dealers;
- banks;
- trust companies;
- depositories for Euroclear and Clearstream;
- clearing corporations; and
- certain other organizations.

The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in the prospectus.

To facilitate subsequent transfers, the global notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the global notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the notes will be made to the Depositary. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as

S-14

may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is our responsibility or the responsibility of the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depository is not obtained, notes in definitive form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

CREDIT RATINGS

The notes have received preliminary ratings of "A3" by Moody's Investors Service, Inc. ("Moody's"), "A−" by Standard & Poor's Corporation ("S&P") and "A" by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of A3 by Moody's is the third highest of nine categories and is assigned to debt securities which possess many favourable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A− by S&P is the third highest of eleven categories and indicates that the obligor has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher rated categories. The addition of a plus (+) or minus (−) designation after a rating indicates the relative standing within a particular rating category.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A by DBRS is the third highest of nine categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. Entities in the A category may be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

CERTAIN INCOME TAX CONSEQUENCES

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon, LLP, Calgary, Alberta, Canada, our Canadian counsel, the following summary addresses the material Canadian federal income tax considerations of purchasing, owning and disposing of the notes to an initial purchaser of notes under this offering (a "Holder") who, for the purposes of the *Income Tax Act* (the "ITA"), deals at arm's length with Suncor Energy Inc. at all relevant times, is a non-resident of Canada, holds the notes as capital property, and does not use or hold, and is not deemed to use or hold, the notes in connection with a business carried on in Canada. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

This summary is based on the current provisions of the ITA and the regulations thereunder, the understanding of Blake, Cassels & Graydon LLP of the current assessing and administrative practices of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement. This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of notes.

The payment of interest, premium, if any, and principal in respect of the notes by Suncor Energy Inc. to a Holder will not be subject to non-resident withholding tax under the ITA. No other tax on income (including capital gains) will be payable by a Holder under the ITA in respect of the holding, repayment, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon, except that in certain circumstances, a Holder who is a non-resident insurer carrying on business in Canada, and elsewhere, may be subject to taxes under the ITA.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes. Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in federal income tax

consequences different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the tax consequences described in this summary.

Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under applicable United States Treasury regulations.

Payments of Interest

Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, if any additional amounts are paid on account of Canadian withholding taxes, a U.S. Holder would be required to include such additional amounts in income. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code.

For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income". If the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest". The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. Somewhat lower capital gains tax rates may apply to the sale by non-corporate taxpayers (including individuals) of notes held for more than five years. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (30% in 2002 and 2003, declining periodically until 2006 to 28%, which rate will remain constant until replaced by a 31% rate beginning in 2011) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or will be refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

UNDERWRITING

We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$125,000,000
Morgan Stanley & Co. Incorporated	125,000,000
UBS Warburg LLC	100,000,000
CIBC World Markets Corp.	30,000,000
RBC Dominion Securities Corporation	30,000,000
Scotia Capital (USA) Inc.	30,000,000
Goldman, Sachs & Co.	25,000,000
J.P. Morgan Securities Inc............................	25,000,000
TD Securities (USA) Inc.	10,000,000
Total.................................	U.S.$500,000,000

In the purchase agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the purchase agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the purchase agreement may also be terminated upon the occurrence of certain stated events.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The notes may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of .5% per note. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% per note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

The expenses of the offering, not including the underwriting commissions, are estimated to be $1.1 million and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they currently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD Regulation

Certain of the underwriters are affiliates of banks which are lenders to us. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering may be used by us to repay indebtedness to one of such banks and will be used to repay certain other lenders. See "Use of Proceeds". As a result, such bank may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Shearman & Sterling, Toronto, Ontario, Canada and New York, New York. Certain legal matters relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

The partners and associates of Blake, Cassels & Graydon LLP and Shearman & Sterling as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

Certain information relating to our reserves contained in this prospectus supplement has, in the case of synthetic crude oil reserves, been calculated by us and audited and opined upon as of January 16, 2002 by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineering consultants retained by us, and has, in the case of bitumen reserves at Firebag, been compiled by us based on an independent analysis as of January 22, 2002 by GLJ and has been so included in reliance on the opinion and analysis, respectively, of GLJ, given upon the authority of said firm as experts in engineering. The partners of GLJ as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

UNAUDITED FINANCIAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

The following financial information and the notes thereto are derived from our press release dated January 17, 2002 related to our unaudited 2001 financial and operating results. The notes have been included for informational purposes only and contain less information than would be required under Canadian GAAP. The following financial information as at and for the year ended December 31, 2000 has been derived from our audited consolidated financial statements.

SUNCOR ENERGY INC.

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	For the years ended December 31,	
	2000	**2001**
	($ millions)	
REVENUES (note 2)	3,388	3,995
EXPENSES		
Purchases of crude oil and products (note 2)	807	1,391
Operating, selling and general	918	1,010
Exploration	53	22
Royalties	199	134
Taxes other than income taxes	361	367
Depreciation, depletion and amortization	365	360
(Gain) loss on disposal of assets	(148)	(7)
Start-up expenses — Project Millennium (note 3)	15	141
Write off of oil shale assets (note 5)	125	48
Restructuring (note 9)	65	(2)
Interest (note 4)	8	18
	2,768	3,482
EARNINGS BEFORE INCOME TAXES	620	513
PROVISION FOR INCOME TAXES		
Current	45	4
Future (note 6)	198	121
	243	125
NET EARNINGS	377	388
Dividends on preferred securities	(26)	(26)
Net earnings attributable to common shareholders	351	362
PER COMMON SHARE (dollars)		
Net earnings attributable to common shareholders (note 7)		
— basic	1.58	1.63
— diluted	1.57	1.61
Cash dividends	0.34	0.34

(See accompanying notes)

SUNCOR ENERGY INC.

CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31, 2000		December 31, 2001	
		($ millions)		
ASSETS				
Current assets				
Cash and cash equivalents	21		1	
Accounts receivable	407		306	
Income taxes recoverable	—		28	
Future income taxes	45		29	
Inventories	192		258	
Total current assets	665		622	
Property, plant and equipment, net	5,883		7,141	
Deferred charges and other	166		199	
Future income taxes	119		132	
Total assets	6,833		8,094	
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Short-term borrowings	64		31	
Accounts payable	424		351	
Accrued liabilities	285		321	
Income taxes payable	15		—	
Future income taxes	9		28	
Taxes other than income taxes	39		42	
Current portion of long-term borrowings	1		—	
Total current liabilities	837		773	
Long-term borrowings	2,192		3,113	
Accrued liabilities and other	252		251	
Future income taxes	1,080		1,180	
Shareholders' equity	2,472		2,777	
Total liabilities and shareholders' equity	6,833		8,094	

Shareholders' equity:	Number		Number	
Preferred securities	17,540,000	514	17,540,000	514
Share capital	221,900,579	537	222,978,245	555
Retained earnings		1,421		1,708
		2,472		2,777

SUNCOR ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the years ended December 31,	
	2000	**2001**
	($ millions)	
OPERATING ACTIVITIES		
Cash flow provided from operations	958	831
Decrease (increase) in operating working capital		
Accounts receivable	(130)	101
Inventories	(31)	(66)
Accounts payable and accrued liabilities	93	(37)
Taxes payable	18	(17)
Cash provided from operating activities	908	812
CASH USED IN INVESTING ACTIVITIES	(1,607)	(1,680)
NET CASH DEFICIENCY BEFORE FINANCING ACTIVITIES	(699)	(868)
FINANCING ACTIVITIES		
Increase (decrease) in short-term borrowings	32	(33)
Proceeds from issuance of long-term borrowings (note 8)	—	500
Net increase (decrease) in other long-term borrowings	792	487
Issuance of common shares under stock option plan	9	15
Dividends paid on preferred securities	(47)	(48)
Dividends paid on common shares	(71)	(73)
Cash provided from financing activities	715	848
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16	(20)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5	21
CASH AND CASH EQUIVALENTS AT END OF PERIOD	21	1
PER COMMON SHARE (dollars)		
Cash flow provided from operations	4.32	3.73
Dividends paid on preferred securities (pre-tax)	(0.21)	(0.21)
Cash flow provided from operations after deducting dividends paid on preferred securities	4.11	3.52

(See accompanying notes)

F-4

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
(unaudited)

1. Accounting Policies

This financial information follows the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, with the exception of the elimination of intercompany sales as discussed in note 2.

2. Elimination of Intercompany Sales

During the first quarter of 2001, the company changed the methodology of accounting for sales from its upstream operations (Oil Sands and Natural Gas) to its downstream operations (Sunoco) from a deeming concept to the actual tracking of product shipped. This change was made to better reflect the current operational activities within the company. This prospective change increased sales and other operating revenues and purchases of crude oil by $473 million year to date and has no impact on consolidated net earnings in the accompanying financial information.

3. Start-up Expenses

Start-up expenses represent pre-operating costs incurred in the commissioning of the company's Oil Sands Project Millennium.

4. Supplemental Information

	For the years ended December 31,	
	2000	**2001**
	($ millions)	
Interest paid	104	129
Income taxes paid	20	23
Interest expense		
Long term interest cost	112	143
Capitalized interest	(104)	(125)
	8	18

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION — (Continued)
(unaudited)

Hedge position update as at December 31,

	Quantity		U.S.$ (WTI)	Cdn.$
2001				
Crude Oil	47,500 bbl/day	@	$18.75	$29.86*
	10,000 bbl/day	@	$26.00 - $31.88 (costless collar)	$41.41 - $50.77* (costless collar)
2002				
Crude Oil	41,000 bbl/day	@	$20.06	$31.95*
	10,000 bbl/day	@	$21.00 - $26.19 (costless collar)	$33.44 - $41.71* (costless collar)
	12,000 bbl/day	@	$22.00 - $26.28 (costless collar)	$35.04 - $41.85* (costless collar)
	18,000 bbl/day	@	$23.00 - $27.59 (costless collar)	$36.63 - $43.94* (costless collar)
	3,000 bbl/day	@	$23.50 - $28.15 (costless collar)	$37.43 - $44.83* (costless collar)
2003				
Crude Oil	44,000 bbl/day	@	$21.00 - $25.74 (costless collar)	$33.44 - $40.99* (costless collar)
2004				
Crude Oil	11,000 bbl/day	@	$21.00 - $23.65 (costless collar)	$33.44 - $37.66* (costless collar)
2005				
Crude Oil	15,000 bbl/day	@	$21.58	$34.37*

* For presentation purposes, these U.S.$ hedges have been converted to a Cdn.$ equivalent based on the month end U.S.$/Cdn.$ exchange rate of U.S.$1.00 = Cdn.$1.5926.

For 2001 and 2002, Suncor has in place U.S.$ swaps in the amounts of U.S.$312 million and $314 million respectively, at an exchange rate of Cdn.$ to U.S.$ of $0.71.

5. Oil Shale Project

Effective April 5, 2001, the company sold its interest in the Stuart Oil Shale Project to joint venture co-owners Southern Pacific Petroleum NL and Central Pacific Minerals NL (SPP/CPM). Under the terms of the purchase, the company retains a 5% royalty interest in Stage 1 of the project and SPP/CPM and Suncor retain world wide rights to the ATP technology. The company made total payments as part of the transaction in the amount of $5 million (Australian $7 million), which SPP/CPM will use to fund Stage 1 operating, capital and transition costs. The company received 2.5 million SPP shares and 0.926 million CPM shares in consideration. SPP/CPM issued the company 12.5 million SPP share options and 4.6 million CPM share options, exercisable over five years at a strike price of Australian $1.25 per SPP share and Australian $3.38 per CPM share. The company has agreed to surrender its partly paid Restricted Class shares (SPP 57 million and CPM 18.85 million) which were acquired in 1997.

During the second quarter of 2001, the company wrote off the carrying value of the capital assets and extinguished the long-term borrowings and accrued interest. The earnings impact of the sale of our remaining interest in the project was $48 million pre-tax, $3 million after-tax.

SUNCOR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION — (Continued)
(unaudited)

6. Income Tax Rate Reduction

Effective April 1, 2001, the Alberta and Ontario governments passed legislation that reduced the provincial income tax rates. The future tax balances for the company have been revalued at the new rates resulting in a cumulative future tax recovery of $43 million. The new rates are reflected in the tax provisions for the current period. The income tax rate reduction does not affect the company's cash flow or liquidity.

7. Earnings per Common Share

The following table provides a reconciliation between basic and diluted earnings per common share:

| | Years ended December 31, | |
	2000	2001
	($ millions)	
Net earnings attributable to common shareholders	351	362
Dividends on preferred securities	26***	—**
Net earnings before deducting dividends on preferred securities	377***	362**
	(millions of common shares)	
Weighted-average number of common shares	221	222
Dilutive securities:		
Options/shares issued under long term incentive plan	2	3
Preferred securities converted	17***	—**
Weighted-average number of diluted common shares	240	225
	(dollars per common share)	
Basic earnings per share	1.58*	1.63*
Diluted earnings per share	1.57***	1.61**

* Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of common shares.

** For the year ended December 31, 2001, diluted earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of diluted common shares. Dividends on preferred securities of $26 million and preferred securities converted of 13 million shares have an anti-dilutive impact. Therefore they are not included in the calculation of diluted earnings per share.

*** For the year ended December 31, 2000, diluted earnings per share is the net earnings before deducting dividends on preferred securities divided by the weighted-average number of diluted common shares.

8. Issuance of Medium Term Notes

On August 21, 2001, the company issued $500 million of Series 2 Medium Term Notes at an interest rate of 6.7%, which is payable semi-annually. The net proceeds received were used to repay commercial paper and bank borrowings. These notes will mature August 22, 2011.

9. Restructuring

In 2000, the carrying value of certain assets of the company's Natural Gas business were written down to their net estimated recoverable amount and a provision for estimated restructuring costs was recorded.

In the third quarter of 2001, some of these properties that were previously written down were sold, realizing a gain before tax of $3 million. Provisions for estimated restructuring costs were also increased by $1 million before tax to reflect increased employee termination costs.

10. U.S. GAAP Information

The unaudited consolidated financial information of the company has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from U.S. generally accepted accounting principles ("U.S. GAAP"). Adjustments under U.S. GAAP will result in changes to the company's consolidated statements of earnings and consolidated balance sheets. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, you should refer to the "U.S. GAAP Reconciliation Note" beginning on page F-1 of the prospectus and to Exhibit 1 of our Annual Report on Form 40-F for the year ended December 31, 2000 incorporated by reference into the prospectus.



Suncor Energy Inc.

U.S.$1,000,000,000
Debt Securities
Common Shares

We may offer for sale from time to time, debt securities or common shares (collectively, the "Securities") up to an aggregate initial offering price of U.S.$1,000,000,000 (or the equivalent in other currencies or currency units) during the 25 month period that this prospectus, including any amendments hereto, remains effective. Secrities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

We will provide the specific terms of these Securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and many of our assets are located in Canada.

The date of this prospectus is January 10, 2002.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "U.S.$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the "U.S. GAAP Reconciliation Note" beginning on page F-1 of this prospectus and to Exhibit 1 to our Annual Report on Form 40-F for the year ended December 31, 2000 and incorporated by reference into this prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Suncor", "we", "us" and "our" mean Suncor Energy Inc. and its subsidiaries and joint venture investments.

The reserve information incorporated by reference herein was prepared in accordance with Canadian standards which differ from U.S. standards.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$1,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the

registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

WHERE YOU CAN FIND MORE INFORMATION

We file with the securities commissions or similar authorities in each of the provinces of Canada, commissions of authority similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada under applicable Canadian securities laws and with the SEC.

The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC are specifically incorporated by reference in and form an integral part of this prospectus:

- our audited consolidated financial statements for the year ended December 31, 2000, including the notes thereto and the auditors' report thereon included in our Annual Report to Shareholders;

- our Annual Information Form dated February 28, 2001 (including Management's Discussion and Analysis for the year ended December 31, 2000, incorporated therein by reference);

- our Management Proxy Circular dated February 28, 2001 relating to the annual meeting of our shareholders held on April 18, 2001, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus);

- our unaudited interim financial statements for the period ended September 30, 2001 (including Management's Discussion and Analysis for that period); and

- the U.S. GAAP reconciliation of our consolidated financial statements for the year ended December 31, 2000 (included as Exhibit 1 to our Annual Report on Form 40-F for the year ended December 31, 2000).

Any documents of the type referred to above (excluding confidential material change reports) subsequently filed by us with securities commissions or similar authorities in the relevant provinces of Canada after the date of this prospectus and prior to the termination of the offering of Securities shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

A prospectus supplement or prospectus supplements containing the specific variable terms for an issue of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the Securities issued under that prospectus supplement.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in the prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Upon a new Annual Information Form and related annual financial statements and related Management's Discussion and Analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, the previous annual financial statements and Management's Discussion and Analysis and all interim financial statements, material change reports and management proxy circulars filed prior to the commencement of our financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as part of a prospectus supplement or as exhibits to our unaudited interim financial statements and audited annual financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves, see "About this Prospectus" and "Risk Factors—The differences in U.S. and Canadian practices for reporting reserves and production may make it difficult for you to compare us to U.S. companies" in this prospectus.

You may obtain a copy of the documents incorporated by reference in this prospectus and other information mentioned above by writing or calling us at the following address and telephone number:

Suncor Energy Inc.
112 – 4th Avenue S.W.
P.O. Box 38
Calgary, Alberta T2P 2V5
(403) 269-8709
Attention: Secretary

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

- changes in the general economic, market and business conditions;

- fluctuations in supply and demand for our products;

- fluctuations in commodity prices;

- fluctuations in currency exchange rates;

- our ability to respond to changing markets;

- our ability to receive timely regulatory approvals;

- the successful and timely implementation of our growth projects such as Project Millennium, the Firebag oil sands in-situ project and the Voyageur oil sands project, including the availability of qualified labor and supplies;

- the integrity and reliability of our capital assets;

- the cumulative impact of other resource development projects;

- our ability to comply with current and future environmental laws;

- the accuracy of our reserve estimates, production estimates and production levels and our success at exploration and development drilling and related activities;

- the maintenance of satisfactory relationships with unions, employee associations and joint venturers;

- competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy;

- the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- actions by governmental authorities including tax increases and changes in environmental and other regulations;

- the ability and willingness of parties with whom we have material relationships to perform their obligations to us;

- the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us; and

- other factors, many of which are beyond our control.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

SUNCOR ENERGY INC.

We are a Canada-based integrated energy company. We explore for, acquire, produce, and market crude oil and natural gas, refine crude oil, and market petroleum and petrochemical products. We have three principal operating business units. Oil Sands, based near Fort McMurray, Alberta, produces sweet and sour crude oil, diesel fuel and various custom blends and markets these products in Canada and the United States. Natural Gas, based in Calgary, Alberta, explores for, acquires, develops, produces and markets natural gas throughout North America. Sunoco Inc. ("Sunoco"), headquartered in Toronto, Ontario, refines crude oil and markets a broad range of petroleum products and petrochemicals directly and indirectly through subsidiaries and joint ventures mostly in Ontario, and markets petrochemical products in the United States and Europe.

We have two principal subsidiaries, Sunoco and Suncor Energy Marketing Inc. In 1997, Sunoco started an energy marketing business and began marketing natural gas to residential and commercial customers in Ontario. Sunoco is a corporation that is wholly-owned by us and is incorporated under the laws of Ontario.

Suncor Energy Marketing Inc. manages our, and certain third party, Alberta-based pipeline operations, and markets, mainly to customers in Canada and the United States, certain crude oil and diesel fuel products and byproducts such as petroleum coke, sulphur and gypsum produced by our Oil Sands and Natural Gas business units as well as other third party products. Suncor Energy Marketing Inc. also has a petrochemicals marketing division that principally manages its participation in a petrochemical products joint venture partnership. Since November 1, 1998, Suncor Energy Marketing Inc. has marketed the crude oil, diesel products and other byproducts produced by our Oil Sands and Natural Gas business units. Since January 1, 2000, it has also managed our, and certain third party, Alberta-based pipeline operations. Suncor Energy Marketing Inc. is wholly-owned by Sunoco and is incorporated under the laws of Alberta.

Our registered and principal office is located at 112 – 4th Avenue S.W., P.O. Box 38, Calgary, Alberta, Canada T2P 2V5.

RECENT DEVELOPMENTS

Project Millennium

We have completed our Project Millennium oil sands expansion on schedule and the plant had reached its target capacity of 225,000 barrels per day by the end of 2001. The total cost of the expansion was $3.4 billion, slightly higher than the last estimate of $3.25 billion, due mainly to costs incurred in the final stages of construction and commissioning.

Firebag

We have received regulatory approval for our Firebag oil sands in-situ project near Fort McMurray. In-situ production techniques include the injection of steam underground to increase the flow of bitumen, a type of heavy oil, from reserves which are buried too deep for strip mining and are too thick to flow to the surface through conventional production methods.

Construction of the first phase of this four stage project began in the fourth quarter of 2001. The total expected cost of the first phase of the project is expected to be $1 billion.

Project Voyageur

In November 2001, we announced plans for our Voyageur Oil Sands Project, referred to as "Voyageur". Voyageur calls for expansion of our oil sands mining and in-situ developments as well as our extraction and upgrading facilities. Project development is to occur in phases, with engineering, construction and production plans for each phase to be aligned with our long term marketing strategy. We are planning to apply for regulatory approval for Voyageur in late 2002. In addition, development of Voyageur will require favorable fiscal and market conditions and approval from our board of directors.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2000 and September 30, 2001 based on audited, in the case of December 31, 2000, and unaudited, in the case of September 30, 2001, financial information and give effect to all of our long-term debt then outstanding. The financial ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued under this prospectus and their terms are not presently known. The interest and asset coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

	December 31, 2000	September 30, 2001
Interest coverage on long-term debt:		
Earnings....................................	5.6 times	4.7 times
Cash flow	9.0 times	6.8 times

Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt and does not include any amounts with respect to debt securities that may be issued under this prospectus. Additionally, the interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of 9.05% preferred securities and 9.125% preferred securities (collectively, the "Preferred Securities"). Under U.S. GAAP, the Preferred Securities would be classified as long-term debt, and the annual carrying charges would be included in interest expense. If these annual carrying charges had been included in the calculations, our interest coverage ratios would have been as follows.

	December 31, 2000	September 30, 2001
Interest coverage on long-term debt:		
Earnings....................................	3.9 times	3.5 times
Cash flow	6.4 times	5.0 times

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, issuable in series. As at January 8, 2002, 223,007,306 common shares are issued and outstanding and no preferred shares have been issued.

Common Shares

Each common share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of another class or series are entitled to vote. Each common share entitles the holder to one vote. The holders of common shares, in the discretion of the board of directors, are entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the preferred shares of any series or any other series ranking prior to the common shares as to the payment of dividends, any dividends declared and payable on the common shares. Upon any liquidation, dissolution or winding-up of Suncor, or other distribution of our assets among our shareholders for the purposes of winding-up our affairs, the holders of the common shares are entitled to share on a share-for-share basis in the distribution, except for the prior rights of the holders of the preferred shares of any series, or any other class ranking prior to the common shares. There are no pre-emptive or conversion rights, and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our common shares in accordance with the provisions of the *Canada Business Corporations Act.* Such by-laws may be amended either by a majority vote of the holders of common shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or replaced by a majority vote of the shareholders voting on such matter.

Our shareholders do not have cumulative voting rights on the election of our directors. Therefore, the holders of more than 50% of the common shares voting for the election of our directors could, if they chose to do so, elect all of the directors and, in such event, the holders of the remaining common shares would not be able to elect any director.

DESCRIPTION OF DEBT SECURITIES

In this section only, "we", "us", "our" or "Suncor" refers only to Suncor Energy Inc. and not any of its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

The debt securities will be issued under an indenture to be entered into between us and The Bank of New York, as trustee (the "Trustee") (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we

refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. References in parentheses are to section numbers or articles of the Indenture.

We may issue debt securities and incur additional indebtedness other than through the offering of debt securities under this prospectus.

General

The Indenture does not limit the aggregate principal amount of debt securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. Unless otherwise indicated in a prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an amount up to U.S.$1.0 billion or the equivalent foreign currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will describe the specific terms of the debt securities of any series being offered and may include, but is not limited to, any of the following:

- the title and the aggregate principal amount of the debt securities;

- the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

- the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

- the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the debt securities in registered form;

- the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

- each office or agency where the principal of (and premium, if any) and interest, if any, on the debt securities of such series will be payable;

- the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

- the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

- any mandatory or optional redemption or sinking fund or analogous provisions;

- if other than denominations of U.S.$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of U.S.$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

- if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such debt securities will be payable;

- any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

- whether the series of the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

- whether the debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

- whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts;

- the terms, if any, on which the debt securities may be converted or exchanged for other of our securities or securities of other entities;

- if payment of the debt securities will be guaranteed by any other person;

- the extent and manner, if any, in which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

- the percentage or percentages of principal amount at which the debt securities will be issued;

- any applicable Canadian and U.S. federal income tax consequences; and

- any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities. (Section 301)

Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

The debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. (Section 301) The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered

and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a prospectus supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

A series of the debt securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of U.S.$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. (Section 302) The Indenture will provide that a series of the debt securities may be issuable in global form. (Section 301) Unless otherwise indicated in a prospectus supplement, bearer securities will have interest coupons attached. (Section 201)

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a prospectus supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a prospectus supplement, bearer securities will not be issued in exchange for registered securities. (Section 305)

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions. (Section 305)

We shall not be required to:

- issue, register the transfer of or exchange any series of the debt securities during a period beginning at the opening of business 15 days before any selection of that series of the debt securities to be redeemed and ending at the close of business on (A) if the series of the debt securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the debt securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the debt securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

- register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

- exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

- issue, register the transfer of, or exchange any of the debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid. (Section 305)

Payment

Unless otherwise indicated in a prospectus supplement, payment of principal of (and premium, if any) and interest on the debt securities will be made at the office or agency of the Trustee, at 5 Penn Plaza, 16th Floor, New York, New York 10001, or at our option we can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of U.S.$1.0 million or more in aggregate principal amount of the debt securities. (Sections 307, 1001 and 1002)

Unless otherwise indicated in a prospectus supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us. (Section 307)

Global Securities

A series of the debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. (Section 305) Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than

participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for a global security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security and, in such event, will issue a series of debt securities in definitive form in exchange for all of the global securities representing the series of debt securities. (Section 305)

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

"Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"Consolidated Net Tangible Assets" means the total amount of assets of Suncor on a consolidated basis after deducting therefrom:

- all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

- all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

- appropriate adjustments on account of minority interests of other persons holding stock of Suncor's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"*Current Assets*" means current assets as determined in accordance with generally accepted accounting principles.

"*Debt*" means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

- any obligation for borrowed money;

- any obligation evidenced by bonds, debentures, notes, or other similar instruments;

- any Purchase Money Obligation;

- any Capital Lease Obligation;

- any payment obligation under Financial Instrument Obligations; and

- any guarantee of Debt of another person.

"*Financial Instrument Obligations*" means obligations arising under:

- interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

- currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

- commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

"*generally accepted accounting principles*" means generally accepted accounting principles which Suncor reports its financial statements in and which are in effect from time to time.

"*Lien*" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

"*Property*" or "*property*" means all property owned by Suncor or a Restricted Subsidiary except such property which is determined by a resolution of our board of directors delivered to the Trustee not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

"*Purchase Money Mortgage*" means any Lien created, issued, incurred or assumed by Suncor or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

"*Purchase Money Obligation*" means Debt of Suncor or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

"*Restricted Subsidiary*" means a Subsidiary of Suncor provided, however, such term shall not include any Subsidiary of Suncor if the amount of Suncor's share of the shareholder's equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders' Equity.

"*Shareholders' Equity*" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Suncor as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Suncor and computed in accordance with generally accepted accounting principles.

"*Subsidiary*" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

"*Voting Shares*" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

The Indenture provides that so long as any of our debt securities are outstanding, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or

future property securing any Debt of ours or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and ratably with such other Debt all of the debt securities then outstanding under the Indenture, except:

- Liens existing as of the date of the Indenture;

- any Purchase Money Mortgage;

- Liens on any property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit and any defects in title in structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or other grants;

- Liens on any property or any interest therein to secure all or any part of the costs incurred after the date of the Indenture for surveying, exploration, extraction, drilling, development, construction, alteration, repair or improvement of or on such property;

- Liens on any oil and/or gas property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

- Liens existing on properties when acquired, provided that such Liens were not incurred in anticipation of such acquisition;

- Liens existing on property of a person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with us or a Restricted Subsidiary or such property is otherwise acquired by us or a Restricted Subsidiary or when given in compliance with obligations under trust deeds and similar instruments entered into prior to their becoming Restricted Subsidiaries or being merged into or amalgamated or consolidated with us or such property is otherwise acquired, provided such Liens do not attach to property owned by us or owned by our Restricted Subsidiaries prior to such merger, amalgamation or consolidation;

- Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the assets that are the subject of the relevant agreement;

- Liens incurred or arising by operation of law;

- Liens incurred in connection with Debt which by its terms is non-recourse to us or any Restricted Subsidiary;

- Liens in favor of us or any Restricted Subsidiary;

- Liens on Current Assets to secure Debt repayable on demand or maturing within 12 months of the date when such Debt is incurred or the date of any renewal or extension thereof provided that such security is given at the time that the Debt is incurred;

- Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

- any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided however that (A) such new Lien shall be limited to all or part of the property which is secured by the Lien plus improvements on such property and (B) the Debt secured by the new Lien is not increased from the amount of the Debt then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions; and

- Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (A) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (B) any other interest in property of the character commonly referred to as a "production payment", will not constitute secured Debt and will not result in us being required to secure the debt securities.

Consolidation, Amalgamation, Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

- the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "—Additional Amounts", below;

- the successor entity expressly assumes or assumes by operation of law all of our obligations under the debt securities and under the Indenture;

- immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

- certain other conditions are met. (Section 801)

If, as a result of any such transaction, any of our properties or assets or any properties or assets of any Subsidiary of Suncor becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the *'Limitation on Liens"* covenant above without equally and ratably securing the debt securities, we, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Debt secured by such Lien. (Section 803)

Additional Amounts

Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

- with which we do not deal at arm's length (within the meaning of the *Income Tax Act* (Canada)) at the time of making such payment;

- which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

- which is subject to such Canadian Taxes by reason of the holder of the debt securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

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We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

- any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

- any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

- any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder's net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. (Section 1005)

Tax Redemption

Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series. (Section 1108)

In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms. (Section 1102)

Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

- within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

- within the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings. (Section 705)

Events of Default

The following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

(i)   default in the payment of any interest on any debt security of that series or additional amounts on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

(ii)   default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

(iii)   default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the debt securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

(iv)   if an event of default (as defined in any indenture or instrument under which we or any Restricted Subsidiary has at the time of the Indenture or shall thereafter have outstanding any Debt for borrowed money) shall happen and be continuing, or we or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such Debt at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in Debt being declared due and payable or otherwise being accelerated, in either event so that

an amount in excess of the greater of US$75,000,000 and 3.5% of our Shareholders' Equity shall be or become due and payable upon such declaration or prior to the date on which the same would otherwise have become due and payable (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (a) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Debt has been accelerated, or (b) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or as a result of an event of default which is related to the failure to pay principal on the conditions set out in any such indenture or instrument, then (i) if such Accelerated Indebtedness is, by its terms, non-recourse to the borrower, it shall not be considered an event of default for purposes of the Indenture; or (ii) if such Accelerated Indebtedness is recourse to the borrower, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

(v)   certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

(vi)   any other events of default provided with respect to debt securities of that series. (Section 501)

If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding debt securities of that series, declare the principal of (and premium, if any, on) all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. (Section 502)

Reference is made to the prospectus supplement relating to each series of the debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default. (Section 512)

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

- such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

- the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

- the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security. (Section 508)

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not Suncor, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default. (Section 1004)

Defeasance

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding debt securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

- we have delivered to the Trustee an opinion of counsel in the United States stating that (a) Suncor has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

- we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

- we are not an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

- no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

- other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the *"Limitation on Liens"* and *"Consolidation, Amalgamation, Merger and Sale of Assets"* covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

- we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

- we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

- we are not an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

- no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

- other customary conditions precedent are satisfied. (Article Fourteen)

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

- change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

- reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

- change the place of payment;

- change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

- impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

- reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

- modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture. (Section 902)

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. (Section 1010) The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. (Section 513) The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such debt securities. (Section 901)

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the debt securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts. (Section 113)

Governing Law

Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

We have been informed by Blake, Cassels & Graydon LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and our debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if:

- the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta or the federal courts of Canada (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to our debt securities);

- such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the *Foreign Extraterritorial Measures Act* (Canada) or by the Competition Tribunal under the *Competition Act* (Canada);

- the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta or any applicable federal laws in Canada;

- no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta or a federal court of Canada;

- interest payable on our debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the *Criminal Code* (Canada); and

- the action to enforce such judgment is commenced within the appropriate limitation period

except that any court in the Province of Alberta or federal court of Canada may only give judgment in Canadian dollars.

We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

PLAN OF DISTRIBUTION

We may sell Securities to or through underwriters or dealers and may also sell Securities directly to purchasers or through agents.

The applicable prospectus supplement will also set forth the terms of the offering relating to the particular Securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price, our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933 (the "Securities Act").

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer

will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

RISK FACTORS

You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the Securities. Additional risk factors are discussed in our Annual Information Form and in Management's Discussion and Analysis for the year ended December 31, 2000, which are incorporated by reference in this prospectus. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

The differences in U.S. and Canadian practices for reporting reserves and production may make it difficult for you to compare us to U.S. companies.

We report production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

- we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts.

- we include in our filings made with Canadian securities authorities, including certain of the documents incorporated in this prospectus, estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

As a consequence, our production volumes and reserve estimates may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

We may be unable to achieve our production expectations on a timely basis, if at all, on our Firebag oil sands in-situ project and our proposed project Voyageur oil sand project.

There are certain risks associated with the execution of our Firebag oil sands in-situ project and the execution of our proposed Voyageur oil sands project (which project calls for expansion of our oil sands mining and in-situ developments as well as our extraction and upgrading facilities). Risks relating to the execution of these projects, including schedule, resources and costs, include the availability and costs of material, equipment and qualified labor, the impact of general economic, business and market conditions, the impact of weather conditions, our ability to finance these growth projects if commodity prices are at low levels for an extended period, changes in the demand for oil sands products, competition from other participants in the oil sands business, which could take the form of competition for skilled people, increased demands on the Fort McMurray, Alberta infrastructure (for example, housing, roads and schools), the commissioning and integration of new facilities with the existing asset base which could cause delays in achieving targeted production capacity, and our ability to obtain necessary environmental and other regulatory approvals. Also, with respect to the execution of in-situ oil sands projects there are risks associated with the use and viability of new technologies and techniques for such projects, such as the use of steam assisted gravity drainage technologies.

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the debt securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Shearman & Sterling, Toronto, Ontario, Canada and New York, New York. Certain legal matters relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

The partners and associates of Blake, Cassels & Graydon LLP and Shearman & Sterling as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

The consolidated financial statements incorporated in this prospectus for the years ended December 31, 2000, 1999 and 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

Certain information relating to our reserves in our Annual Information Form incorporated by reference in this prospectus has, in the case of synthetic crude oil reserves, been calculated by our engineers and audited and opined on as of January 15, 2001 by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineering consultants retained by us, and in the case of reserves of natural gas, natural gas liquids and crude oil (other than synthetic crude oil), has been compiled by us based on reports dated January 26, 2001, prepared by GLJ and our own evaluation as to less than 10% of our reserves and have been so incorporated in reliance on the opinion and report, respectively, of GLJ, given upon the authority of said firm as experts in engineering. The partners of GLJ as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

- the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

- the consent of our accountants PricewaterhouseCoopers LLP;

- the consent of our counsel Blake, Cassels & Graydon LLP;

- the consent of our independent petroleum consultant Gilbert Laustsen Jung Associates Ltd.;

- powers of attorney from directors and officers of Suncor Energy Inc.;

- the form of indenture relating to the debt securities;

- statement of eligibility of the trustee on Form T-1; and

- interest coverage ratios.

U.S. GAAP RECONCILIATION NOTE

RECONCILIATION OF FINANCIAL RESULTS
FROM CANADIAN GAAP TO U.S. GAAP
For the nine month periods ended
September 30, 2001 and September 30, 2000
(unaudited)

Canadian and United States Accounting Principles

The unaudited consolidated financial statements of Suncor Energy Inc. have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The adjustments under U.S. generally accepted accounting principles ("U.S. GAAP") result in changes to the consolidated statements of earnings and consolidated balance sheets of the company as follows:

Consolidated Statements of Earnings

($ millions)	Nine months ended September 30,			
	2001		2000	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenues				
Sales and other operating revenues (1)	3,108	3,151	2,459	2,528
Interest	4	4	2	2
Other income (8)	-	20	-	-
	3,112	3,175	2,461	2,530
Expenses				
Purchases of crude oil and products	1,100	1,100	575	575
Operating, selling and general (1) (2)	737	811	647	729
Exploration	7	7	41	41
Royalties	119	119	134	134
Taxes other than income taxes	274	274	269	269
Depreciation, depletion and amortization (3)	259	262	271	277
(Gain) loss on disposal of assets	2	2	(149)	(149)
Write down of oil shale assets (4)	48	(71)	125	244
Restructuring	(2)	(2)	65	65
Start-up expenses - Project Millennium	65	65	10	9
- Other (5)	-	(15)	-	(13)
Interest (3)	15	40	6	29
	2,624	2,592	1,994	2,210
Earnings Before Income Taxes	488	583	467	320
Provision For Income Taxes				
Current	16	16	38	38
Future (3) (4) (5) (6) (8)	110	152	163	102
	126	168	201	140
Net Earnings	362	415	266	180
Dividends on preferred securities (3)	(21)	-	(19)	-
Net Earnings Attributable To Common Shareholders	341	415	247	180
Other Comprehensive Income, Net Of Tax				
Minimum pension liability (7)	-	(2)	-	-
Hedging activities (8)	-	(82)	-	-
Other Comprehensive Income	-	(84)	-	-
Per Common Share				
Net Earnings Attributable To Common Shareholders*				
Basic	1.53	1.87	1.12	0.81
Diluted	1.51	1.84	1.11	0.81

* Per share calculations, for both the current and prior period, reflect a two-for-one split of the company's common shares during 2000.

Consolidated Balance Sheets

($ millions)	As at September 30, 2001		As at September 30, 2000	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets				
Current assets (8)	646	669	721	721
Capital assets, net (3)	6,829	6,859	5,427	5,309
Deferred charges and other (5)	176	181	161	169
Future income taxes (3) (5) (7)	145	192	-	3
Total assets	7,796	7,901	6,309	6,202
Liabilities and Shareholders' Equity				
Current liabilities (8)	701	849	714	714
Long-term borrowings (3)	2,876	3,400	2,021	2,545
Accrued liabilities and other (2) (7)	224	256	257	270
Future income taxes (3)	1,223	1,243	951	903
Shareholders' Equity				
Share capital and retained earnings (3)	2,772	2,237	2,366	1,770
Accumulated other comprehensive income (7) (8)	-	(84)	-	-
Total Shareholders' Equity	2,772	2,153	2,366	1,770
Total liabilities and shareholders' equity	7,796	7,901	6,309	6,202

(1) Under U.S. GAAP (EITF 00 – 10, "Accounting for Shipping and Handling Fees and Costs"), amounts billed to customers for shipping and handling costs should be classified as revenues, and shipping and handling costs incurred that relate to amounts billed to customers should be classified as expenses in the earnings statement.

The company's accounting policy is to classify shipping and handling costs incurred that relate to amounts billed to customers as follows:

- As "operating, selling and general" for downstream refining and marketing operations; and
- Deducted from "sales and other operating revenues" for upstream operations.

The company's accounting policy is acceptable under Canadian GAAP, which does not specifically address accounting for shipping and handling costs.

The impact of EITF 00 – 10, which is one of reclassification only and does not affect net earnings, is to increase sales and other operating revenues and operating, selling and general expenses for the nine months ended September 30, 2001 by $67 million and increase sales and other operating revenues and operating, selling and general expenses for the nine months ended September 30, 2000 by $69 million.

(2) Under Canadian GAAP, no compensation cost has been recognized in the consolidated statements of earnings for common share options granted to executives, certain employees and non-employee directors under the company's share option programs. Had compensation cost been determined on the basis of fair values in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", net earnings for the nine months ended September 30, 2001 would have been lower by $9 million ($0.04 per common share) and net earnings for the nine months ended September 30, 2000 would have been lower by $7 million ($0.03 per common share).

Under U.S. GAAP (Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"), compensation expense is also recorded, over the same vesting period, for the portion of awards payable in common shares to employees under the company's long-term employee incentive plans.

The impact of this difference between Canadian GAAP and U.S. GAAP is to decrease net earnings for the nine months ended September 30, 2001 by $7 million and decrease net earnings for the nine months ended September 30, 2000 by $13 million. Since the common shares awarded under these plans are to be issued from treasury, the income tax impact on the company is nil.

(3) Under Canadian GAAP, the preferred securities issued in 1999 are classified as share capital in the consolidated balance sheets and the interest distributions thereon, net of income taxes, are accounted for as dividends in the consolidated statements of changes in shareholders' equity. Under U.S. GAAP, the preferred securities are classified as long-term borrowings in the consolidated balance sheets and the interest distributions thereon and the related income tax impact are accounted for in the consolidated statements of earnings.

Under Canadian GAAP, issue costs of the preferred securities, net of the related income tax credits, are charged against share capital. Under U.S. GAAP, issue costs are deferred on the consolidated balance sheets and amortized to earnings over the term of the related long-term borrowings.

This difference in classification decreased net earnings for the nine months ended September 30, 2001 by $23 million after income tax recoveries of $16 million and decreased net earnings for the nine months ended September 30, 2000 by $24 million after income tax recoveries of $17 million. However, the interest distributions on the preferred securities above are eligible for interest capitalization under U.S. GAAP, resulting in an increase in net earnings for the nine months ended September 30, 2001 of $7 million after future income taxes of $4 million and an increase in net earnings for the nine months ended September 30, 2000 of $7 million after future income taxes of $5 million. The net effect of the above differences decreased net earnings by $16 million for the nine-months ended September 30, 2001 and decreased net earnings for the nine-months ended September 30, 2000 by $17 million.

These preferred securities, which are publicly traded, had a fair value, based on quoted market prices, of $562 million at September 30, 2001 and $536 million at September 30, 2000.

Under Canadian GAAP, the interest distributions for the nine months ended September 30, 2001 of $36 million and interest distributions for the nine months ended September 30, 2000 of $35 million on the preferred securities are classified as financing activities in the consolidated statements of cash flows. Under U.S. GAAP (SFAS No. 95, "Statement of Cash Flows"), the interest distributions and the amortization of issue costs for the nine months

ended September 30, 2001 of $3 million and for the nine months ended September 30, 2000 of $6 million are classified as operating activities.

(4) In the third quarter of 2000, the company recorded an impairment write down of the carrying value of the Stuart oil shale project to its net recoverable amount, which under Canadian GAAP is its estimated future cash flow from use together with its residual value, calculated on an undiscounted basis.

Under U.S. GAAP (SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"), an impairment loss is measured based on the fair value of the asset, which in the case of the oil shale project is its estimated net cash flows, but calculated on a discounted basis.

The impact of this difference between Canadian GAAP and U.S. GAAP is to increase net earnings for the nine months ended September 30, 2001 by $64 million, after income taxes of $55 million, and to decrease net earnings for the nine months ended September 30, 2000 by $64 million, after income tax recoveries of $55 million.

(5) Under U.S. GAAP (AICPA Statement of Position 98-5, "Reporting the Costs of Start-Up Activities"), all costs relating to start-up activities are expensed as incurred. Under Canadian GAAP, certain costs relating to the company's start-up activities are initially capitalized and then amortized over the estimated useful lives of the related assets.

Under Canadian GAAP, in 2001, the remaining costs associated with the Stuart oil shale project that were previously capitalized were written down. Under U.S. GAAP, these start-up costs were expensed in 1999.

These differences increase net earnings for the nine months ended September 30, 2001 by $9 million after related income taxes of $6 million and increase net earnings for the nine months ended September 30, 2000 by $7 million after related income taxes of $6 million.

(6) In December 2000, the Canadian Federal Department of Finance released draft legislation that merged federal budget proposals announced earlier in the year. The draft legislation was enacted into law in June 2001. Under Canadian GAAP, the budget proposals are considered substantially enacted. Accordingly, future income tax assets and liabilities at December 31, 2000 were measured taking into account the reduction in tax rates presented in the draft legislation.

Under U.S. GAAP (SFAS No. 109, "Accounting for Income Taxes"), changes in tax rates and tax laws are considered only after they have been enacted into law.

The impact of this difference between Canadian GAAP and U.S. GAAP is to increase net earnings for the nine months ended September 30, 2001 by $6 million.

(7) Under U.S. GAAP (SFAS No. 87, "Employers' Accounting for Pensions"), recognition of an additional minimum pension liability is required when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. No such adjustment is required under Canadian GAAP.

Recording the additional minimum liability affects the consolidated balance sheets only and has no impact on net earnings or cash flows. An intangible asset equal to the amount of any unamortized liabilities arising from plan amendments is recognized. Any excess of the additional minimum liability over the amount recognized as an intangible asset is recorded as

a separate component of equity (net of any related income tax recoveries), and is included as a component of comprehensive income under SFAS No. 130, "Reporting Comprehensive Income".

At September 30, 2001, an additional minimum pension liability of $3 million and other comprehensive income of $2 million, net of income tax recoveries of $1 million, was recognized under U.S. GAAP. At September 30, 2001, unamortized liabilities arising from plan amendments were nil.

At September 30, 2000, the accumulated benefit obligation did not exceed the fair value of plan assets and accrued pension costs otherwise recorded.

(8) Derivative Financial Instruments

Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 (the "Standards"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Generally, all derivatives, whether designated in hedging relationships or not, and excluding normal purchase and sales, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the effective portions of the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are deferred and recognized in the statement of earnings when the hedged item is recognized. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in Other Comprehensive Income ("OCI") and are recognized in the statement of earnings when the hedged item is recognized. Ineffective portions of changes in the fair value and the cash flow hedges are recognized in earnings immediately. Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same earnings statement caption as the hedged item. Gains or losses from derivative instruments for which hedge accounting is not applied are reported in other income.

In accordance with the transition provisions of the Standards, the company recorded the following after-tax cumulative adjustments on January 1, 2001:

- A decrease in OCI of $173 million, net of future income tax recoveries of $87 million and an increase in 2001 earnings of $47 million, net of future income taxes of $28 million.
- An increase in assets by $89 million and an increase in liabilities by $274 million as a result of recording all derivative instruments on the consolidated balance sheets at fair value.

Commodity Price Risk

The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps and options to hedge against the potential adverse impact of market prices for its petroleum and natural gas products. The company manages its Canadian dollar crude price exposure by entering into U.S. dollar WTI derivative transactions and in some instances combines U.S. dollar WTI derivative transactions and Canadian/U.S. foreign exchange derivative contracts. The company has hedged future cash flows subject to commodity price risk for up to four years.

Interest Rate Risk

The company also periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to minimize exposure to changes in

cash flows of interest bearing debt. The company has interest rate derivatives outstanding for up to two years classified as cash flow hedges.

During 1996, the company entered into a cross-currency interest rate swap transaction to convert its 7.4% Debentures to a 6.2% fixed interest rate U.S. dollar obligation of approximately $91 million. Later in 1996, the Company entered into another cross-currency interest rate swap transaction to convert the U.S.$91 million obligation back to a fixed rate $125 million obligation. Both contracts will remain in place for the term of the Debentures. The net effect of the two swap transactions is to reduce the effective interest rate on the Debentures from 7.3% (7.4% coupon rate) to 5.5%. The principal obligation remains unchanged. This transaction does not qualify for hedge accounting.

Inventory Monetization

In 1999, the company sold inventory and subsequently entered into a derivative contract with an option to repurchase the inventory at the end of 5 years. The company realized an economic benefit as a result of liquidating a portion of its inventory. The derivative did not qualify for hedge accounting because the company did not have purchase price risk associated with the repurchase of the inventory. This derivative does not represent a U.S. GAAP difference as the company records this derivative at fair value under Canadian GAAP.

A reconciliation of changes in OCI attributable to derivatives and hedging activities is as follows:

	OCI ($ millions)
Net derivative losses, net of $87 million future tax recoveries, arising from implementation of the Standards	(173)
Current period net hedging losses arising from cash flow hedges, net of $1 million future tax expense	(3)
Net hedging losses at beginning of the period reclassified to earnings during the period, net of $47 million future tax recoveries	94
Total net hedging loss net of future tax of $40 million	(82)

For the nine months ended September 30, 2001, net assets increased by $15 million, net of future tax of $8 million and liabilities increased by $99 million, net of future tax of $48 million as a result of recording all derivative instruments on the consolidated balance sheets at fair value.

The amount of hedge ineffectiveness on derivative contracts designated as cash flow hedges during the period was $32 million net of $15 million tax. The company estimates that $76 million of hedging losses net of future tax recoveries of $37 million will be reclassified from OCI to current period earnings within the next 12 months as a result of forecasted sales occurring. There were no derivative instruments designated as fair value hedges.

Implementation of the Standards did not affect the company's cash flows or liquidity. The Standards are complex and subject to a potentially wide range of interpretations in their application. The FASB continues to consider several issues, and the potential exists for additional issues to be brought under its review. Therefore, if subsequent FASB interpretations of the Standards are different than the company's initial application, it is

possible that the impact of the company's application of the Standards, as described above, will be modified.

Recently Issued Accounting Standards

Asset Retirement Obligations

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. This statement changes the method and timing of accruing for costs arising from legal obligations associated with the retirement of tangible capital assets and the associated asset retirement costs. The company will evaluate the impact and timing of implementing SFAS 143, which must be adopted no later than January 1, 2003.

Impairment of Long-Lived Assets

In August 2001, SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" was issued. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" but retains its fundamental provisions for recognition and measurement of impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale.

SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of, but retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The company will evaluate the impact of implementing SFAS 144, which must be adopted on January 1, 2002.

Stock-Based Compensation

In September 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") approved a new accounting standard, "Stock-Based Compensation and Other Stock-Based Payments". This standard is based on SFAS No. 123, "Accounting for Stock-Based Compensation". The company will evaluate the impact of implementing the new standard, which must be adopted on January 1, 2002.

Hedging Relationships

In September 2001, the Accounting Standards Board of the CICA approved a new Accounting Guideline, "Hedging Relationships", which deals with the identification, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The Guideline is meant to codify certain best practices and, wherever possible, harmonize with certain requirements of U.S. GAAP, in particular SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138. The company will evaluate the impact of implementing the new standard, which must be adopted no later than January 1, 2003.

Implementation of the above noted accounting standards will not affect the company's cash flows or liquidity.

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SUNCOR
ENERGY

U.S.$500,000,000

Suncor Energy Inc.

7.15% Notes Due 2032

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Morgan Stanley

UBS Warburg

CIBC World Markets

RBC Capital Markets

Scotia Capital

Goldman, Sachs & Co.

JPMorgan

TD Securities

January 24, 2002